                                                                     Exhibit (d)

                                 TLM CORPORATION
                                630 FIFTH AVENUE
                                   SUITE 3200
                            NEW YORK, NEW YORK 10020


                              DISCLOSURE STATEMENT

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                  The Board of Directors of TLM Corporation, a Nevada corporation (the "Company"), has approved a one for 100 reverse stock split (the "Transaction" or "Reverse Stock Split") of the Company's Common Stock, par value $.01 per share ("Common Stock"). The purposes of the Transaction is to reduce the number of holders of record of the Common Stock below 500. This will be accomplished by a reduction in the number of authorized and outstanding shares of Common Stock, as a result of the Reverse Stock Split, with the purchase by the Company of any resulting fractional shares from the persons then holding less than one whole share (as well as other holders of fractional shares) for a fractional share payment equal to $1.31 per share (the "Fractional Share Payment"), the book value of the Common Stock as at September 30, 1996.

                  The reason for the Transaction is to permit the Company to terminate its reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act") and the requirement that the Company comply with the proxy rules of the Securities and Exchange Commission (the "Commission") and, thus, eliminate the cost of compliance with those requirements, which is significant to the Company.

                  Your vote is not being solicited in connection with the Transaction, in that under Nevada law approval of the Company's Board of Directors is sufficient to authorize the Transaction. No appraisal or similar rights are provided to stockholders in respect of the Transaction under Nevada law or the Certificate of Incorporation of the Company nor does the Transaction otherwise provide for such rights.

                                 SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

PURPOSE. The purpose of the Transaction is to reduce the number of the holders of record of the Common Stock below 500. This will be accomplished by a reduction in the number of authorized and outstanding shares of Common Stock, in the form of a one for 100 reverse stock split, with the purchase by the Company of any resulting fractional shares from the persons then holding less than one whole share for the Fractional Share Payment. That will reduce the number of record holders of the common stock from ____, as of the Record Date, to _____.

                           The reason for the Transaction is to permit the Company to terminate the Company's reporting obligations under the Exchange Act and the requirement for the Company to comply with the Commission's proxy rules and, thus, eliminate the cost of compliance with those requirements, which is significant to the Company.

                           The Company estimates that the annual pre-tax cost of continuing as a public company, including preparation and filing of reports and proxy statements with the Commission, preparation and mailing of reports, proxy statements and other communication to stockholders, annual audits of the Company's financial statements and legal fees, is approximately $21,500 or $.08 per share or approximately $15 per beneficial owner, based on the Company's estimate of the number of beneficial owners of its Common Stock after inquiries to securities brokers. That amount constitutes approximately 213 percent and 17 percent of the Company's earnings before income taxes for 1994 and 1995, respectively.

                           In addition to the out-of-pocket expense of being a public company, the preparation of reports and proxy statements requires the attention of the officers of the Company who devote only part of their time to the affairs of the Company. The President and the Vice President and Treasurer, who are the officers responsible for the preparation of those documents, receive no compensation as executive officers, although the President receives an annual Director's fee of $10,000 and the Vice President and Treasurer receives an annual fee of $12,000 for serving as a Chairman.


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
ALTERNATIVES.              The Board of Directors considered a number of
                           alternatives to the Transaction including a self-tender, a continuation of the Company's share repurchase program, seeking a merger or consolidation with another company, selling its assets and seeking to enter a new line of business, or continuing to operate as it presently does.

                           The Board of Directors determined not to authorize a self-tender by the Company for a sufficient number of shares to reduce the number of record holders of the Common Stock to below 500 (which would have provided stockholders with a choice as to whether to remain as stockholders of the Company or sell their shares), in that there would be no assurance of its success, due to the pro rata provision of the Commission's Rule 13e-4(f)(3) applicable to self tenders, the possible inability to communicate the offer to a sufficient number of stockholders (the "lost" stockholder problem) and the lack of assurance that a sufficient number of stockholders would tender their shares. The Transaction, on the other hand, would operate automatically to reduce the number of stockholders of record below 500.

                           The Board also concluded, based on the Company's experience, that continuation of the Company's share repurchase program would be unlikely to reduce the number of record holders below 500 and, thus, the Company would continue to incur the expense of being a public company without providing any value to stockholders other than those whose shares are repurchased from time to time by the Company.

                           Since disposing of substantially all of its post production operating assets in 1989, the Company has considered seeking acquisitions in businesses other than post production operations or alternatively seeking to liquidate or merge or consolidate with another company. However, other than its acquisition in 1994 of a corporation the principal asset of which was an office building in Nashville, Tennessee (the "Property"), the Company did not seriously consider or receive any proposals for such transactions. Given its past history of unsuccessful efforts, the Board concluded that merger or consolidation or sale of assets and seeking to enter a new line of business were not viable alternatives.

                           The Board considered liquidation, but in light of the estimated expenses of sale of the Company's assets and liquidation of the Company (including brokerage commissions, legal fees, real

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
                           estate transfer taxes, accounting fees, reserves to satisfy the Company's obligations, and other miscellaneous costs and expenses), the uncertainty as to the amount of proceeds that would result from the sale of the Property, and that a liquidation would result in the failure of all stockholders to share in the future of the Company, the Board determined that a liquidation would not be in the best interests of stockholders. In reaching this conclusion, the Board estimated that the proceeds of sale of the Property would be $815,000, or the purchase price paid by the Company in 1994 for the capital stock of the corporation owning the Property, and that aggregate expenses of the sale of such building and liquidation of the Company would aggregate $97,800 (or 12% of such proceeds of sale), with the result that after liquidation for the Company's cash and other current assets (estimated at $270,774) and repayment of the Company's long-term indebtedness and other liabilities and establishment of a reserve for the Company's known or contingent obligations (estimated at $615,327), the Board estimated the Company's liquidation value net of expenses and liabilities as aforesaid as $372,647 or $_____ per share as of the Record Date.

                           Continuing to operate the Company as it presently is operated was rejected by the Board, due to the expense of continuing as a public company discussed above.

EFFECTS OF
TRANSACTION.               The Transaction will have various effects on the
                           Company, the stockholders who are executive officers and directors of the Company and members of their immediate families (the "Affiliated Stockholders"), the unaffiliated stockholders (the "Unaffiliated
                           Stockholders") who remain stockholders after the Transaction and the Unaffiliated Stockholders who receive a Fractional Share Payment and cease to be stockholders after the Transaction.

                           THE COMPANY. The expenses of the Transaction and the payment of the Fractional Share Payment will reduce the Company's cash and other liquid assets by approximately $______ and its working capital and total assets would be reduced by a corresponding amount. However, the registration of the Common Stock and the Company's reporting obligation under the Exchange Act would be terminated and the Company would cease to be a public company and the Company believes that its remaining liquid assets and the estimated annual pre-tax


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
                           savings of the approximately $21,500 costs of being a public company together with the rental payments on the lease on the Property will be sufficient to finance the operations of the Company for at least the remainder of 1996 and for 1997.

                           AFFILIATED STOCKHOLDERS. The Affiliated Stockholders will remain officers, directors and stockholders of the Company.

                           The Affiliated Stockholders will experience many of the same effects of the Transaction as the Unaffiliated Stockholder who remain Stockholders. However, as officers and directors they will not be affected by the loss of information about the Company available in filings with the Commission and annual reports to stockholders, since they would have access to such information as the result of their positions.

                           The aggregate percentage beneficial ownership of the Common Stock of the Affiliated Stockholders will increase from 21.8 per cent, as of the Record Date, to __ per cent.

                           At September 30, 1996 the book value per share of the Common Stock held by the Affiliated Stockholders was $1.31. Upon consummation of the Transaction the pro forma book value per share of their Common Stock as of September 30, 1996 will be $_______.

                           No Affiliated Stockholders will cease to be stockholders as a result of the Transaction; certain Affiliated Stockholders will receive Fractional Share Payments on the same basis as Unaffiliated Stockholders who continue as stockholders after consummation of the Transaction.

                           CONTINUING UNAFFILIATED STOCKHOLDERS. Those
                           Unaffiliated Stockholders who remain stockholders of the Company after the Transaction will have a residual interest in a company with approximately $_____ less in liquid assets than before the Transaction.

                           The aggregate percentage of the outstanding shares of Common Stock held on the Record Date by the Unaffiliated Stockholders who remain stockholders after consummation of the Transaction was approximately ___ per cent. As the result of the Transaction, their aggregate holdings will be increased to approximately ___ per cent of the outstanding shares. The book value per share of their shares of Common Stock on


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
                           September 30, 1996 was $1.31. As the result of the Transaction, the pro forma book value per share of their shares as of September 30, 1996 will be $__________.

                           The Company will no longer be subject to the periodic reporting provisions of the Exchange Act. Accordingly, these Unaffiliated Stockholders will no longer have access to the information about the Company theretofore provided in its filings with the Commission and annual reports to stockholders, and will no longer receive the benefit of proxy or information statements prepared in accordance with the rules of the Commission, disclosing material information about management, its remuneration and transactions with the Company and matters to be acted upon at meetings of stockholders. Under Nevada law, any person who is a stockholder of record of the Company and owns not less than 15 percent of all of the issued and outstanding shares of the Company or has been authorized in writing by the holders of at least 15 percent of all its issued and outstanding shares, is entitled to inspect the books of account and all financial records of the Company, to make extracts therefrom, and to conduct an audit of such records. Such provisions do not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement, although the Company will be under no legal obligation to furnish any such annual financial statement.

                           As the result of the termination of the Company's reporting obligations under the Exchange Act the Common Stock will no longer be eligible to be quoted on the O-T-C Bulletin Board. Even taking into account the limited existing market for the Common Stock, the loss of the availability of quotations for the Common Stock on the OTCBB could significantly negatively affect the liquidity and market value of the shares of Common Stock held by these Unaffiliated Stockholders. While the Common Stock might continue to trade over-the-counter and quotations might be reported in the "Pink Sheets" of the National Quotation Bureau, Inc., there can be no assurances that this will occur, particularly in view of the limited number of shares available for trading. The extent of the public market for the Common Stock and the availability of such quotations would depend upon such factors as the number of shares available for trading, the number of remaining stockholders, the interest of securities dealers in maintaining a market in the Common Stock and the lack of publicly available information about the Company.


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
                           Thus, these stockholders may have no practical means of disposing of their Common Stock and may lose their entire investment.

                           UNAFFILIATED STOCKHOLDERS WHO CEASE TO BE
                           STOCKHOLDERS. A stockholder holding fewer than 100 shares of Common Stock on the Record Date will have that holding reduced to less than one whole share as the result of the Transaction. The Company will make a Fractional Share Payment to such a stockholder rather than issue less than one whole share to the stockholder and that stockholder will cease to be a stockholder of the Company.

                           Stockholders who receive a Fractional Share Payment and cease to be stockholders as the result of the Transaction will no longer have an interest in the Company and will lose the opportunity to share in the Company's future. However, the Company has no plans, negotiations, agreements, arrangements or understandings for an extraordinary transaction and does not expect to pay dividends for the foreseeable future. Accordingly, absent the Transaction, such stockholders would continue to share in the current business of the Company without an established trading market for their shares of Common Stock and with their interests eroding as the result of the costs of the Company continuing as a public company.

                           FEDERAL INCOME TAX CONSEQUENCES. The following summary of the federal income tax consequences of the Reverse Stock Split is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Schedule 13E-3. This discussion is for general information only. The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Certain stockholders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-resident aliens, foreign corporation and persons who do not hold the Common Stock as a capital asset, may be subject to special rules not discussed below. ACCORDINGLY, STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX AND OTHER LAWS.


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
                           A stockholder receiving shares of Common Stock pursuant to the Reverse Stock Split will not recognize gain or loss for federal income tax purposes (except in the case of cash received in lieu of a fractional share, as described below). A stockholder's aggregate tax basis of the shares of Common Stock received pursuant to the Reverse Stock Split (including any fractional shares to which a stockholder is entitled) will equal the aggregate tax basis of the stockholder's shares of Common Stock exchanged in the Reverse Stock Split, reduced by the amount of cash (if any) received in lieu of a fractional share of Common Stock, increased by the amount of such cash (if any) treated as a dividend and increased by the amount of gain (if any) recognized as a result of the receive of cash in lieu of a fractional share of Common Stock. The aggregate tax basis of each stockholder's shares of Common Stock owned following the Reverse Stock Split will be allocated ratably among the total number of shares of Common Stock that the stockholder receives. For tax purposes, the holding period of the Common Stock received as a result of the Reverse Stock Split will include the holding period of the shares of Common Stock immediately prior to the effective date of the Transaction, provided that the shares of Common Stock were held as a capital asset on such effective date.

                           A stockholder's receipt of cash in lieu of a fractional share of Common Stock pursuant to the Reverse Stock Split, which results in a complete termination of the stockholder's stock interest in the Company, will cause the stockholder to recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received by such stockholder and the aggregate tax basis in his or her Common Stock owned prior to the Transaction. If the stockholder holds the Common Stock as a capital asset on the effective date of the Transaction, then such stockholder's gain or loss will be a capital gain or loss and will be long-term capital gain or loss if on such effective date the shares of Common Stock have been held for more than one year.

                           A stockholder's receipt of cash in lieu of a fractional share of Common Stock, which does not result in a complete termination of the stockholder's stock interest in the Company, will cause the stockholder to recognize gain, if any, in an amount not in excess of the amount of cash the stockholder receives. The gain will be capital gain if the stockholder holds the Common Stock as a capital asset on the effective date, provided that the


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
                           distribution of cash does not have the effect of a distribution of a dividend, and will be long-term capital gain if on the effective date the shares of Common Stock have been held for more than one year.

                           In the event that a stockholder's receipt of cash in lieu of a fractional share of Common Stock has the effect of a distribution of a dividend and does not constitute a complete termination of the stockholder's stock interest in the Company, the gain, if any, recognized by the stockholder will be treated as ordinary income to the extent of the stockholder's ratable share of the Company's accumulated earnings and profits. The remainder, if any, of the recognized gain will be treated as gain from the exchange of property.

                           The information reporting and possibly the "backup" withholding requirements of the Code may apply to the stockholder's receipt of cash in lieu of fractional share of Common Stock, depending on the stockholder's particular facts and circumstances and depending on whether the Company has accumulated earnings and profits.

FAIRNESS OF THE TRANSACTION

                           The Company reasonably believes that under the circumstances, the Transaction is, on balance, fair to its Unaffiliated Stockholders both from a financial point of view and in terms of the structure of the Transaction.

                           The Company reasonably believes that the Transaction is fair to its Unaffiliated Stockholders from a financial point of view based on the recommendation of its Board of Directors, the Fractional Share Payment, the Company's net book value and estimated liquidation value, the Company's past history and future prospects, the lack of a reasonable alternative to the Transaction, the lack of an established trading market for the Common Stock, the historical market prices for the Common Stock and recent trading activity, the absence of the payment of dividends on the Common Stock and the lack of prospects for payment of dividends for the foreseeable future, the results of the Company's stock repurchase program and the cost of remaining a public company.

                           The Company reasonably believes that these factors outweigh the disadvantages of the lack of appraisal rights for dissenting


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
                           stockholders, the loss by those who remain stockholders of the benefits of the information provided by reports and proxy statements required by the rules of the Securities and Exchange Commission and the ability to have their shares quoted on the O-T-C Bulletin Board and the loss by those who no longer will be stockholders of the opportunity to participate as stockholders of the Company in its future.

                           NET BOOK VALUE. The Company's net book value per share as of December 31, 1994 and 1995 and September 30, 1996 was $.95, $1.28 and $1.31, respectively, and
                           $____, on a pro forma basis, as of September 30, 1996, giving effect to the Fractional Share Payment and the expenses of the Transaction.

                           LIQUIDATION VALUE. As discussed above, the Board of Directors estimated that the Company's aggregate liquidation value less costs of liquidation and appropriate reserve necessary to satisfy the Company's obligations was $372,647 or $1.43 per share as of September 30, 1996. As discussed above, there can be no assurance that the actual liquidation value of the Company would not be a greater or lesser amount. Other than estimating the liquidation value of the Company, the Board did not consider or cause to be prepared any projections or forecasts of the future economic value of the Company.

                           GOING CONCERN VALUE. The Board determined that it would not be in the best interest of the Company to retain an outside expert to analyze or appraise the value of the Company as a going concern, due to the probable costs of such an analysis or appraisal and the fact that the Board, based on the past history of unsuccessful attempts to interest another company in a merger with the Company or a purchase of its assets, and the absence of unsolicited offers to acquire the Company as a going concern or otherwise, believed that it could be a waste of the Company's assets to incur the expenses of such an appraisal or analysis.

                           LACK OF AN ESTABLISHED TRADING MARKET. The Board of Directors concluded there presently is no established trading market for the Common Stock, quotations for the Common Stock are sporadic and the Common Stock is not a "margin security" and, therefore, cannot be used as collateral for loans from brokers. Therefore, loss of the ability to have the Common Stock quoted on the O-T-C Bulletin Board would not have a significant impact on stockholders.


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
                           ABSENCE OF DIVIDENDS. The Company has never paid cash dividends and currently intends to retain all earnings for use in its business. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, cash flow, capital requirements and other relevant considerations.

                           BOARD APPROVAL. The Transaction has been approved unanimously by the Board of Directors, who, on balance, under the circumstances, have concluded that the Transaction is fair to the Company and the Unaffiliated Stockholders. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determination, although the desire to eliminate the expense of being a public company was the most significant factor in the Board's judgment.

                           None of the members of the Board of Directors is a recognized expert in financial analysis, although each member individually has some relevant experience. See "Directors and Executive Officers" below.

                           The Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Under Nevada law approval of stockholders is not required in respect of a reverse stock split pursuant to which only money will be paid to stockholders who before the stock split became effective held in the aggregate less than 10% of the Company's outstanding common stock.

                           A majority of the directors who are not employees of the issuer has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

                           None of the members of the Board of Directors is a paid employee of the Company.


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
ABSENCE OF INVESTMENT BANKING ADVICE

                           The Board concluded, based on its assets, historical earnings and future prospects that it would not be in the interest of the Company to incur the expense of retaining an investment banker or other expert to explore alternatives for enhancing shareholder value.

THE COMPANY'S COMMON STOCK

                           The Company's Common Stock is quoted on the NASD non-Nasdaq over-the-counter Bulletin Board ("OTCBB"). The high and low bid prices for the Company's Common Stock are as reported by the OTCBB. Such quotations reflect inter-dealer prices, without retail mark-up or mark-down commission and may not necessarily represent actual transactions. Quotation in the OTCBB does not necessarily reflect an active or established public market. Quotations for the Company's Common Stock are sporadic.

                                 1994                               1995                               1996
                           -----------------                  ------------------                 ------------------
         Quarter           High          Low                  High           Low                 High           Low
         -------           ----          ---                  ----           ---                 ----           ---

         First             $ .25         .13                  $1.00         1.00                 $1.00         1.00

         Second            $ .56         .13                  $1.50          .75                 $1.125         .75

         Third             $ .75         .50                  $1.00         1.00                 $1.00          .75

         Fourth            $1.00         .75                  $1.00         1.00                 $1.00         1.00(1)

         ----------
         (1) Through November 1, 1996.

                           The Company has not paid any dividends during the past two fiscal years. There are no restrictions on the Company's present or future ability to pay dividends.

                           There were 257,172 shares of Common Stock outstanding and 637 holders of record as of October 28, 1996.

                           During 1994, 1995 and 1996, the Company, pursuant to the authorization of its Board of Directors, repurchased 98,714 shares of Common Stock at prices ranging from $.50 to $1.39


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
                           per share for an aggregate purchase price of $112,591. The average purchase price paid by the Company per quarter in such repurchases is as follows:


                                   Quarter                         Avg. price paid/share
                                   -------                         ---------------------


                                   1Q'94                                    $0.25

                                   2Q'94                                     0.51

                                   3Q'94                                     0.25

                                   4Q'94                                       --

                                   1Q'95                                     0.50

                                   2Q'95                                     0.80

                                   3Q'95                                     1.36

                                   4Q'95                                     0.75

                                   1Q'96                                     1.32

                                   2Q'96                                     1.00

                                   3Q'96                                     1.32

                                   4Q'96                                     1.39


                           On October 23, 1996, the Company purchased 3,300 shares of Common Stock from an Unaffiliated Stockholder for a purchase price of $1.39 per share in the open market.

EXPENSES OF THE TRANSACTION

                           The Company intends to use its cash and other liquid assets to pay the estimated approximately $_____ aggregate Fractional Share Payment and the expenses of the Transaction, estimated to be approximately $20,500. The Company estimates that it will incur the following expenses in connection with the
                           Transaction:

                                    Printing and mailing                   $ 3,000
                                    Transfer Agent Fees                    $ 5,000
                                    Legal Fees                             $10,000
                                    Miscellaneous Expenses                 $ 2,500

FINANCIAL INFORMATION

                           More complete financial information respecting the Company is included in the Company's annual reports on Form 10-K for the years ended December 31, 1994 and 1995 and the Company's quarterly reports on Form 10-Q for the quarterly periods ended September 30, 1995 and September 30, 1996. The Company hereby undertakes to provide without charge to stockholders of the Company, upon written or oral request of any such person, a copy of any such reports. Requests for such copies should be directed to Kim I. Pressman, Treasurer, TLM Corporation, 630 Fifth Avenue, New York, New York 10020, telephone (212) 757-5600.

                           Unaudited Ratio of Earnings
                                to Fixed Charges


                                                                       Pro Forma
                                                                       ---------
                            Nine Months Ended       Pro Forma       Nine Months Ended
                            -----------------       ----------      -----------------
         1994       1995    Sept. 30, 1996             1995**       Sept. 30, 1996**
         ----       ----    -----------------       ----------      ----------------

         1.37       3.84            1.33

                     (4)   Unaudited Book Value Per Share


                                              Pro Forma          Pro Forma
                                             -------------     --------------
         Dec. 31, 1995     Sept. 30, 1996    Dec. 31, 1995     Sept. 30, 1996
         -------------     --------------    -------------     --------------

         $1.28                  $1.31              $                   $

-------------
** All pro forma information in this Disclosure Statement gives effect to the Transaction as if it had occurred on January 1, 1995, including estimated expenses of $20,500 and estimated annual savings of costs of compliance with Exchange Act reporting requirements and other expenses of being a public company of $21,500.

                           Selected Balance Sheet Data


                                                           Pro Forma              Pro Forma
                                                          -------------         --------------
                     Dec. 31, 1995    Sept. 30, 1996      Dec. 31, 1995         Sept. 30, 1996
                     -------------    --------------      -------------         --------------
                                       (unaudited)         (unaudited)           (unaudited)
Working Capital       $  235,062       $  246,970              $                       $
Total Assets          $1,038,625       $  899,784              $                       $
Long Term
  Obligation          $  489,795       $  504,792              $                       $
Stockholders'
  equity              $  368,794       $  340,395              $                       $



                         Selected Income Statement Data


                                                                                                          Pro Forma
                                                      Nine Months Ended          Pro Forma            Nine Months Ended
                                  1995                 Sept. 30, 1996              1995               Sept. 30, 1996
                                  ----               ------------------          ----------           ----------------
                                                         (unaudited)             (unaudited)             (unaudited)
Net Operating
  Revenue                       $ 129,000                $  96,750               $ 129,000               $  96,750
Income from
  Operations                    $ (21,994)               $  11,499
Other income, net               $ 149,882                       --
Net income                      $ 110,623                $   7,299
Net income per
  share                         $    0.36                $    0.03


DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY; BENEFICIAL OWNERSHIP OF COMMON STOCK

                  DIRECTORS AND EXECUTIVE OFFICERS

                  Robert Price, age 63, Director and President of the Company, an attorney, is a former General Partner of Lazard Freres & Co. He has served as an Assistant United States Attorney, practiced law in New York and served as Deputy Mayor of New York City. In the early sixties, Mr. Price served as President and Director of Atlantic States Industries, a corporation owning weekly newspapers and four radio stations. After leaving public office, Mr. Price became Executive Vice President of the Dreyfus Corporation and an Investment Officer of the Dreyfus Fund. In 1972 he joined Lazard Freres & Co. Mr. Price has served as a Director of Holly Sugar Corporation, Atlantic States Industries, The Dreyfus Corporation,

Graphic Scanning Corp. and Lane Bryant, Inc., and is currently a member of the Council on Foreign Relations. Mr. Price serves as the Representative of The Majority Leader and President Pro Tem of the New York State Senate on the Board of Directors of the Municipal Assistance Corporation for the City of New York, and is a Member of the Board of Trustees of the City of New York. Mr. Price is also a Director, President, Chief Executive Officer and Treasurer of Price Communications Corporation and a Director and President of PriCellular Corporation.

                  Kim I. Pressman, age 39, Director and Chairman, Vice President and Treasurer of the Company, a certified public accountant, is a graduate of Indiana University and holds an M.B.A. from New York University. Prior to joining Price Communications Corporation in 1984, Ms. Pressman was employed for three years by Peat, Marwick, Mitchell & Co., a national certified public accounting firm, and for more than three years thereafter was Supervisor, Accounting Policies for International Paper Company and then Manager, Accounting Operations for Corinthian Broadcasting Division of Dun & Bradstreet Company, a large group owner of broadcasting stations. Ms. Pressman is a Director, Executive Vice President and Secretary of Price Communications Corporation and a Director, Vice President and Secretary of PriCellular Corporation.

                  Steven A. Farbman, age 35, Director of the Company, is Senior Vice President and Secretary of The New York Law Publishing Company. Mr. Farbman holds a B.A. in journalism from The George Washington University. He assumed his current positions at The New York Law Publishing Company in March 1988. Prior to that he was Publisher of Professional Office Design Magazine from September 1987 to November 1989 and Associate Publisher of the magazine since 1986. Mr. Farbman is the son-in-law of Robert Price.

                  Steven Price, age 33, is Vice President and Secretary of the Company. From 1990 to 1993 he was an attorney with Davis Polk & Wardwell. Prior thereto, Mr. Price was appointed by President Bush to serve in the U.S. State Department as Special Assistant to the Chief U.S. Nuclear Arms Negotiator, and worked in the mergers and acquisitions department of Goldman, Sachs & Co. He is a graduate of Brown University and Columbia Law School and is the son of Robert Price, the President of the Company. He is also a Director of Price Communications Corporation, and is Vice President-Director of Corporate Development of PriCellular Corporation.

SECURITY OWNERSHIP

                  The address of the persons named below is 630 Fifth Avenue, Suite 3200, New York, New York 10020. They are all citizens of the United States.

                  The following table sets forth as of the close of business on September 30, 1996, certain information with regard to the beneficial ownership of outstanding Common Stock by each director and executive officer of the Company and by the directors and executive officers of the Company as a group.



                                Amount and Nature         Percent of
Name                           Beneficial Ownership       Class  (2)
----                           --------------------       ----------
Robert Price                          46,100               17.7%(3)
Kim I. Pressman                          910                  *
Steven A. Farbman                          0                  *
Steven Price                          10,000                3.8%
Directors and Executive
  Officers as a Group                 57,010               21.8%

*Less than 1%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).

(2) The percentages are based on a total of 260,472 shares of Common Stock outstanding as of September 30, 1996.

(3) Includes 15,000 shares for which Mr. Price is Custodian for the benefit of his grandchild Alexandra Lyn Farbman and 18,600 shares for which Mr. Price is Custodian for the benefit of another grandchild, Leo Jake Farbman, both children of Director Steven Farbman.


During the 60 days prior to September 30, 1996, none of the persons identified in the above table engaged in any transaction in the Common Stock.